Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

TPI Composites, Inc.:

We consent to the incorporation by reference in this registration statement on Form S-8 of TPI Composites, Inc. of our report dated March 17, 2017, with respect to the consolidated balance sheets of TPI Composites, Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2016, which report appears in the December 31, 2016 annual report on Form 10-K of TPI Composites, Inc.

/s/ KPMG LLP

Phoenix, Arizona

March 24, 2017